February 24, 2010
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Beacon Enterprise Solutions Group, Inc. Form 10-K for the fiscal year ended September 30, 2009 Filed December 29, 2009 File No. 000-31355
Dear Mr. Spirgel:
We are responding to your letter dated February 16, 2010 regarding your review of the document listed above. In accordance with your request, our response keys to your comments.
Form 10-K for Fiscal Year Ended September 30, 2009
Report of Independent Registered Public Accounting Firm, Page 23
Please revise your financial statements to provide a signed and dated auditors’ report. See Rule 2-02(a) of Reg. S-X.
Response:
We will revise our financial statements to include a signed and dated auditors’ report.
In connection with your comments, we acknowledge:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that we have adequately addressed your comments. Should you have additional comments after reviewing our responses, please contact us and we will address those promptly.
Sincerely,
/s/ Bruce Widener
Bruce Widener
Chairman and Chief Executive Officer
Beacon Enterprise Solutions Group, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee of the
Board of Directors and Shareholders
of Beacon Enterprise Solutions Group, Inc.
1311 Herr Lane, Suite 205
Louisville, KY 40222
We have audited the accompanying consolidated balance sheets of Beacon Enterprise Solutions Group, Inc and Subsidiaries (the “Company”) as of September 30, 2008 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Enterprise Solutions Group, Inc. and Subsidiaries as of September 30, 2008 and 2009, and the consolidated results of its operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.
New York, NY
December 29, 2009